FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	April	2009
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	RESEARCH IN MOTION REPORTS FOURTH QUARTER AND YEAR-END RESULTS FOR FISCAL 2009	5

Document 1

April 2, 2009
FOR IMMEDIATE RELEASE

RESEARCH IN MOTION REPORTS FOURTH QUARTER AND YEAR-END RESULTS FOR FISCAL 2009

Waterloo, Ontario – Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM), a world leader in the mobile communications market, today reported results for the three months and fiscal year ended February 28, 2009 (all figures in U.S. dollars and U.S. GAAP).

Revenue for the fourth quarter of fiscal 2009 was $3.46 billion, up 24.5% from $2.78 billion in the previous quarter and up 84% from $1.88 billion in the same quarter of last year. The revenue breakdown for the quarter was approximately 83% for devices, 12% for service, 2% for software and 3% for other revenue. Revenue for the fiscal year ended February 28, 2009 was $11.07 billion, up 84% from $6.01 billion last year.  RIM shipped approximately 7.8 million devices in the fourth quarter and approximately 26 million devices during fiscal 2009.

Approximately 3.9 million net new BlackBerry® subscriber accounts were added in the quarter.  At the end of the quarter, the total BlackBerry subscriber account base was approximately 25 million.

"We are very pleased to report another record quarter with standout subscriber growth that speaks volumes about the early success and momentum of our new BlackBerry products,” said Jim Balsillie, Co-CEO at RIM. “RIM experienced an extraordinary year in fiscal 2009, shipping our 50 millionth BlackBerry smartphone and generating $11 billion in revenue. Looking ahead into fiscal 2010, we see exceptional opportunities for RIM and its partners to leverage the investments and success of the past year to continue growing market share and profitability."

Net income for the quarter was $518.3 million, or $0.90 per share diluted, compared with net income of $396.3 million, or $0.69 per share diluted, in the prior quarter and net income of $412.5 million, or $0.72 per share diluted, in the same quarter last year.  There was no material foreign exchange impact on RIM’s tax rate in the quarter.  For the fiscal year 2009, net income was $1.89 billion, or $3.30 per share diluted, up 46.3% over fiscal 2008.

Revenue for the first quarter of fiscal 2010 ending May 30, 2009 is expected to be in the range of $3.3-$3.5 billion.  Gross margin for Q1 is expected to be approximately 43-44%.  Net subscriber account additions in the first quarter are expected to be between 3.7 – 3.9 million.  Earnings per share for the first quarter are expected to be in the range of $0.88-$0.97 per share diluted.

The total of cash, cash equivalents, short-term investments and long-term investments was $2.24 billion as at February 28, 2009, compared to $2.49 billion at the end of the previous quarter, a decrease of $250 million over the prior quarter.  Uses of cash in the quarter included capital expenditures of $252 million and the acquisition of intangible assets of $222 million.

A conference call and live webcast will be held beginning at 5 pm ET, April 2, 2009, which can be accessed by dialing 800-733-7571 (North America), 416-915-5761 (outside North America). The replay of the company’s Q4 conference call can be accessed after 7 pm ET, April 2, 2009 until midnight ET, April 16, 2009.  It can be accessed by dialing 416-640-1917 and entering passcode 21252988#.   The conference call will also appear on the RIM website live at 5 pm ET and will be archived at http://www.rim.com/investors/events/index.shtml.

About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact: Marisa Conway Brodeur (PR Agency for RIM) 212-336-7509 mconway@brodeur.com	Investor Contact: RIM Investor Relations 519.888.7465 investor_relations@rim.com

###
This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws, including statements relating to RIM's revenue, gross margin and earnings expectations for the first quarter of fiscal 2010 and anticipated growth in subscribers.  The terms “continue”, “opportunities”, and “expected” and similar terms and phrases are intended to identify these forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances including but not limited to general economic conditions, product pricing levels and competitive intensity, supply constraints and new product introductions.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: reduced spending by customers and other risks relating to the uncertainty of economic and geopolitical conditions; risks relating to RIM's intellectual property rights; RIM's ability to enhance current products and develop new products and services; RIM's reliance on carrier partners, third-party manufacturers, third-party network developers and suppliers; risks relating to the efficient and uninterrupted operation of RIM’s network operations center; risks related to RIM’s international operations; and intense competition.  These risk factors and others relating to RIM are discussed in greater detail in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F and RIM’s MD&A (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited.  RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries.  All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Research In Motion Limited
Incorporated under the Laws of Ontario
(United States dollars, in thousands except per share data)(unaudited)

Consolidated Statements of Operations

	For the three months ended			For the year ended
	February 28, 2009	November 29, 2008	March 1, 2008	February 28, 2009	March 1, 2008

Revenue	$3,463,193	$2,782,098	$1,882,705	$11,065,186	$6,009,395
Cost of sales	2,079,615	1,512,592	914,483	5,967,888	2,928,814
Gross margin	1,383,578	1,269,506	968,222	5,097,298	3,080,581

Gross margin %	40.0%	45.6%	51.4%	46.1%	51.3%

Expenses
Research and development	182,535	193,044	104,573	684,702	359,828
Selling, marketing and
administration	406,493	382,968	267,881	1,495,697	881,482
Amortization	61,595	53,023	31,314	194,803	108,112
	650,623	629,035	403,768	2,375,202	1,349,422

Income from operations	732,955	640,471	564,454	2,722,096	1,731,159

Investment income	10,568	31,554	20,114	78,267	79,361

Income before income taxes	743,523	672,025	584,568	2,800,363	1,810,520

Provision for income taxes
Current	223,314	298,646	178,579	948,536	587,845
Deferred	1,950	(22,917)	(6,512)	(40,789)	(71,192)
	225,264	275,729	172,067	907,747	516,653
Net income	$518,259	$396,296	$412,501	$1,892,616	$1,293,867

Earnings per share
Basic	$0.92	$0.70	$0.73	$3.35	$2.31
Diluted	$0.90	$0.69	$0.72	$3.30	$2.26

Weighted average number of common shares outstanding (000’s)
Basic	566,105	565,687	561,837	565,059	559,778
Diluted	572,753	573,514	573,851	574,156	572,830

Total common shares outstanding (000's)	566,219	565,998	562,652	566,219	562,652

Research In Motion Limited
Incorporated under the Laws of Ontario
(United States dollars, in thousands except per share data) (unaudited)

Consolidated Balance Sheets

As at	February 28, 2009	March 1, 2008

Assets
Current
Cash and cash equivalents	$835,546	$1,184,398
Short-term investments	682,666	420,709
Trade receivables	2,112,117	1,174,692
Other receivables	157,728	74,689
Inventory	682,400	396,267
Other current assets	187,257	135,849
Deferred income tax asset	183,872	90,750
	4,841,586	3,477,354

Long-term investments	720,635	738,889
Capital assets	1,334,648	705,955
Intangible assets	1,066,527	469,988
Goodwill	137,572	114,455
Deferred income tax asset	404	4,546
	$8,101,372	$5,511,187

Liabilities
Current
Accounts payable	$448,339	$271,076
Accrued liabilities	1,238,602	690,442
Income taxes payable	361,460	475,328
Deferred revenue	53,834	37,236
Deferred income tax liability	13,116	-
Current portion of long-term debt	-	349
	2,115,351	1,474,431

Deferred income tax liability	87,917	65,058
Income taxes payable	23,976	30,873
Long-term debt	-	7,259
	2,227,244	1,577,621

Shareholders’ Equity
Capital stock	2,208,235	2,169,856
Retained earnings	3,545,710	1,653,094
Additional paid-in capital	119,726	80,333
Accumulated other comprehensive income	457	30,283
	5,874,128	3,933,566
	$8,101,372	$5,511,187

Research In Motion Limited
Incorporated under the Laws of Ontario
(United States dollars, in thousands except per share data)(unaudited)

Consolidated Statements of Cash Flows

	For the three months ended February 28, 2009	For the year ended February 28, 2009

Cash flows from operating activities
Net income	$518,259	$1,892,616

Items not requiring an outlay of cash:
Amortization	116,125	327,896
Deferred income taxes	3,291	(36,623)
Income taxes payable	(456)	(6,897)
Stock-based compensation	8,900	38,100
Other	5,598	5,867
Net changes in working capital items	(360,975)	(769,114)
Net cash provided by operating activities	290,742	1,451,845

Cash flows from financing activities
Issuance of share capital	2,183	27,024
Excess tax benefits from stock-based compensation	(52)	12,648
Repayment of debt	(14,061)	(14,305)
Net cash (used by) provided by financing activities	(11,930)	25,367

Cash flows from investing activities
Acquisition of long-term investments	(67,326)	(507,082)
Proceeds on sale or maturity of long-term investments	127,048	431,713
Acquisition of capital assets	(251,932)	(833,521)
Acquisition of intangible assets	(221,964)	(687,913)
Business acquisitions	(48,425)	(48,425)
Acquisition of short-term investments	(250,018)	(917,316)
Proceeds on sale or maturity of short-term investments	170,178	739,021
Net cash used in investing activities	(542,439)	(1,823,523)
Effect of foreign exchange loss on cash and cash equivalents	(2,541)	(2,541)
Net decrease in cash and cash equivalents for the
period	(266,168)	(348,852)

Cash and cash equivalents, beginning of period	1,101,714	1,184,398
Cash and cash equivalents, end of period	$835,546	$835,546

As at	February 28, 2009	November 29, 2008

Cash and cash equivalents	$835,546	$1,101,714
Short-term investments	682,666	574,279
Long-term investments	720,635	812,638
	$2,238,847	$2,488,631

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	April 2, 2009	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Vice President, Investor Relations